
December 9, 2010

Mr. Herbert B. Grimes
Chairman and Chief Executive Officer
Vaughan Foods, Inc.
216 N.E. 12th Street
Moore, Oklahoma 73160

     Re: Vaughan Foods, Inc.
               Form 10-K for Fiscal Year Ended
               December 31, 2009
               Filed March 19, 2010
               File No. 001-33446

Dear Mr. Grimes:

     We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Ethan Horowitz
                           Branch Chief